# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TERADATA CORP /DE/, CIK 0000816761
CUSIP: 88076W103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 17095 VIA DEL CAMPO, SAN DIEGO, California (CA), 92127
Date of event which requires filing of this statement: 06/15/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001415889-25-008727
Filed by CIK 0001734341
Persons authorized to receive notices and communications: Cynthia Paul, Lynrock Lake LP, 2 International Drive, Suite 130, Rye Brook, New York (NY), 10573, 914-449-4660

## Reporting persons
- Lynrock Lake LP (CIK 0001734341): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 7,189,401; shared voting power 0; sole dispositive power 7,189,401; shared dispositive power 0; aggregate amount beneficially owned 7,189,401 (7.6% of the class)
- LYNROCK LAKE PARTNERS LLC (CIK 0001771092): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 7,189,401; shared voting power 0; sole dispositive power 7,189,401; shared dispositive power 0; aggregate amount beneficially owned 7,189,401 (7.6% of the class)
- Paul Cynthia (CIK 0001736572): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 7,189,401; shared voting power 0; sole dispositive power 7,189,401; shared dispositive power 0; aggregate amount beneficially owned 7,189,401 (7.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: TERADATA CORP /DE/
Address of issuer's principal executive offices: 17095 VIA DEL CAMPO, SAN DIEGO, California (CA), 92127
Comment: The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on March 21, 2025 and amended on February 12, 2026 (as amended, the "Schedule 13D"). This Amendment No. 2 amends and supplements the Schedule 13D as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The source of the capital to purchase securities of the Issuer was Lynrock Fund's (as defined below) working capital, consisting of contributions from its general and limited partners (and which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 7,189,401 shares of Common Stock reported herein is approximately $169,604,662, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 94.1 million shares of the Issuer's Common Stock outstanding as of April 24, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 6, 2026.

The Reporting Persons' ownership of the Issuer's securities consists of 7,189,401 shares of Common Stock held directly by Lynrock Lake Master Fund LP ("Lynrock Fund"). The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- Lynrock Lake LP: /s/ Cynthia Paul, Cynthia Paul, Sole Member of Lynrock Lake Partners LLC, its General Partner (06/17/2026)
- LYNROCK LAKE PARTNERS LLC: /s/ Cynthia Paul, Cynthia Paul, Sole Member (06/17/2026)
- Paul Cynthia: /s/ Cynthia Paul, Cynthia Paul (06/17/2026)